Exhibit 99.1

Renren Announces Signing of Amendment to Stipulation of Settlement
Regarding Shareholder Derivative Litigation

PHOENIX, May ---27, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a SaaS company, today announced that it has entered into an Amendment (the “Stipulation Amendment”) to the Stipulation of Settlement reached on October 7, 2021 (the “Initial Stipulation,” together with the Stipulation Amendment, the “Stipulation”). Capitalized but undefined terms used herein shall have the same meanings ascribed to them in Exhibit 99.1 of the Form 6-K furnished by the Company to the Securities and Exchange Commission on October 8, 2021.

The Court declined to approve the Initial Stipulation by order dated December 10, 2021, raising concerns about (i) certain objections raised as to the recipients of the settlement funds, (ii) the amount of requested attorneys’ fees, and (iii) the reversion to Renren of any remaining settlement funds. On May 27, 2022, Plaintiffs and Defendants, after additional negotiations, reached an agreement on certain modifications to the Initial Stipulation, including the definitions of “Final,” “Settlement Amount” and “True Up,” as well as a modification to the reversion provision, which provides for the distribution of remaining settlement funds. Plaintiffs and Defendants entered into the Stipulation Amendment with the purpose of reaching a new overall settlement of the entire Action (the “Settlement”).

As the Settlement remains subject to approval by the Court and the fulfillment of other conditions set forth in the Stipulation, which involve inherent risks and substantial uncertainties, there is no guarantee that the Settlement will be consummated as contemplated under the Stipulation or at all.

The foregoing summary of the Stipulation Amendment is qualified in its entirety by reference to the complete text of that document, which will be filed as an exhibit to the Form 6-K that the Company intends to promptly furnish to the Securities and Exchange Commission thereafter, attaching this press release as an exhibit thereto.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several U.S.-based SaaS businesses including Chime, an all-in-one CRM and sales acceleration platform designed to help real estate professionals close more deals faster, and Trucker Path, a suite of applications and dispatch services commercial truck drivers use to plan trips, navigate, and operate their business. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. In particular, as the proposed Settlement is contingent upon, among other things, obtaining the necessary court approval, the Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com